EXHIBIT 11.0 - COMPUTATION OF EARNINGS PER SHARE



                                                         1999             1998
                                                      ----------      ----------

Net income .....................................      $1,185,245      $1,031,312
Basic and diluted weighted average number of
shares outstanding .............................       2,043,181       2,018,095
Basic and diluted earnings per share ...........      $     0.58      $     0.51